Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2006

Mr. Christopher B. Begley
Chief Executive Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-31946**

Dear Mr. Begley:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief